VF 5-8-03



03054177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

** AA 5/2/2003

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SEC FILE NUMBER
8- 49215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornes and Associates, Inc. Investment Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 West State Street, Suite B
(No. and Street)

Redlands, (City) California (State) 92373 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John T. Thornes 909 335-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Goddard Accountancy Corporation
Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

685 Carnegie Drive, Suite 100
San Bernardino, CA 92408-3581
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Thornes and Associates, Inc. SCHEDULE ONE
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2002

Computation of Net Capital

Total stockholders' equity December 31, 2002			$	183,312.84
Deduct stockholders' equity not allowable for net capital computation				
Total stockholders' equity qualified for net capital computation				183,312.84
Deductions:				
Nonallowable assets				
Note receivable	$	15,049.68		
Prepaid insurance and taxes		2,609.50		
Prepaid income taxes		800.00		
Prepaid rent		5,250.00		
Office equipment (net)		5,221.06		
Haircuts on securities				
Money market and mutual fund investments		254.00		
Bonds and stock		32,262.00		
Total deductions				61,446.24
Net capital			$	121,866.60

Computation of Basic Net Capital Requirement

Minimum net capital requirement of reporting broker or dealer	$	5,000.00		
Net capital requirement			$	5,000.00
Net capital as computed above				121,866.60
Excess net capital			$	116,866.60
Excess net capital at 1000%			$	118,297.55

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	35,690.48
Percentage of aggregate indebtedness to net capital		29.29
Debt to debt-equity computed in accordance with Rule 15c3-1		0

See notes to financial statements

Thornes and Associates, Inc.
RECONCILIATION OF NET CAPITAL PER DECEMBER 31, 2002
FOCUS REPORT TO NET CAPITAL PER SCHEDULE ONE
DECEMBER 31, 2002

SCHEDULE TWO

Net capital per schedule one	$	121,867.00
Net capital per member focus report		90,569.00
Increase in net capital	$	31,298.00
Reconciliation of Difference		
Increase in net capital for the year ended December 31, 2002 resulting from audit adjustments	$	31,298.00
Increase in net capital	$	31,298.00

See notes to financial statements



April 21, 2003

John Thornes
Thornes & Associates, Inc.
317 W. State St. Suite B
Redlands, CA 92373

Re: 2002 Annual Audit

Dear Mr. Thornes:

This acknowledges receipt of your December 31, 2002 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it contained the following incorrect items:

A. Computation of Net Capital (the computation incorrectly treated the $15,049.68 note receivable as an allowable asset – it should be treated as non-allowable)

B. A Reconciliation, including appropriate explanation, of the computation of Net Capital under SEC Rule 15c3-1, or if no material differences exist a statement to that effect

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one revised copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Carol Weiss, Senior Compliance Examiner, at (213) 613-2635.

Sincerely,

Allissa Johnson
Supervisor

Enclosure

Los Angeles District Office
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 627 2122
fax 213 617 3299
www.nasd.com